September 14, 2006

via U.S. mail and facsimile

Richard Novis, President
Northern Explorations, Ltd.
470 Granville Street, Suite 1120
Vancouver, B.C. V6C 1V5

Re: Northern Explorations, Ltd.
       Form SB-2, Amendment 8 filed August 11, 2006
       File No. 333-125068

Dear Mr. Novis:

      We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Please provide a currently dated consent with any amendment to the registration statement.

Summary Financial Data, page 2

2. Please revise to include summary financial data for all periods presented in the financial statements.

Description of Business – In General, page 11

3. Please ensure that the entire prospectus is up-to-date, including, but not necessarily limited to, the following: on page 12, in the sixth paragraph of this section: "Accordingly, the phase two exploration program is scheduled to recommence in late June of 2006 and will take approximately one month to complete."; and under "Budget – Phase III" on page 18: "We intend to proceed with a phase four exploration program in the spring of 2006."

4. Please reconcile the following statements:

> "The phase three program is scheduled for September of 2006 and will take approximately two months to complete," which is in the sixth paragraph of this section; and

> "The phase three exploration program will cost approximately $40,000 and is scheduled for October or November of 2006," which is under "Plan of Operations" on page 18.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions

Richard Novis, President
Northern Exploration Ltd.
September 14, 2006
Page 3

regarding comments on the financial statements and related matters. Please contact
Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Joseph Emas, Esq.
        By facsimile to (305) 551-1274
        Richard Novis
        By facsimile to (604) 713-8018